FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 14, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

Companhia Aberta de Capital Autorizado CNPJ n.º 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF – Brasil Foods S.A. (“BRF”) informs that the statements of specific purpose of direct sales and expenses of the product lines acquired by Marfrig Alimentos S.A., in accordance with the TCD, relate to the brands Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana, Delicata and Excelsior (the line of products), according to the attached statement.

The statements of specific purpose of the direct sales and expenses, of the product lines of the said brands and divested assets, reflect this performance in BRF’s administrative, commercial and operational structure.

São Paulo, August 13 2012

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Director

KPMG

BRF - Brasil Foods S.A.

Special Purpose Statements of Revenues and Direct Expenses of the Product Lines Acquired by Marfrig Alimentos S.A. for the three-month periods ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and the year-ended December 31, 2011

KPMG Auditores Independentes
August 2012
KPDS 38493

BRF - Brasil Foods S.A.
Special Purpose Statements of Revenue and Direct Expenses of the Product Lines Acquired for the three-months ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and the year-ended December 31, 2011

Contents

Independent Auditor´s Review Report on Special Purpose Statements of Revenues and Direct Expenses of the Product Lines Acquired by Marfrig Alimentos S.A. 3

Special Purpose Statements of Revenues and Direct Expenses 5

Notes to Special Purpose Statements of Revenues and Direct Expenses 6

2

KPMG

KPMG Auditores Independentes
R. Dr. Renato Paes de Barros, 33
04530-904 - São Paulo, SP - Brasil
Caixa Postal 2467
01060-970 - São Paulo, SP - Brasil

Central Tel 55 (11) 2183-3000
Fax Nacional 55 (11) 2183-3001
Internacional 55 (11) 2183-3034
Internet www.kpmg.com.br

Independent Auditor´s Review Report on Special Purpose Statements of Revenues and Direct Expenses of the Product Lines Acquired by Marfrig Alimentos S.A.

The Board of Directors and Management
BRF - Brasil Foods S.A.
São Paulo – SP

Introductions
We have reviewed the accompanying special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig Alimentos S.A. ("Marfrig") related to the brands Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana, Delicata and Excelsior (the "Product Lines") of BRF - Brasil Foods S.A. (the "Company") for the three month periods ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2012 and March 31, 2012 and also for the year ended December 31, 2011. The special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig include explanatory notes comprised of a summary of significant accounting policies and other explanatory information. Management of BRF- Brasil Foods S.A. is responsible for the preparation and presentation of the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig in accordance with the basis of preparation set out in note 1. Our responsibility is to issue a report on the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig based on our review.

Scope of review
We conducted our review in accordance with the International Standard on Review Engagements 2400, "Engagements to review Financial Statements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig are free of material misstatement. A review of the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig is limited primarily to inquiries of company personnel and analytical procedures to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig are not prepared, in all material respects, in accordance with the basis of preparation set out in note 1 to the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig.

3

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

BRF - Brasil Foods S.A.
Special Purpose Statements of Revenue and Direct Expenses of the Product Lines Acquired for the three-months ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and the year-ended December 31, 2011

Emphasis of Matter

Without qualifying our conclusion, we draw attention to notes 1 and 2 (iv) to the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig. The special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig present aggregated financial information of the Product Lines. In preparing the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig, no allocation has been made for general and administrative, net finance costs or income tax expenses; and manufacturing overhead, certain selling expenses and other costs have been allocated to the Product Lines using the method of allocation described in notes 1 and 2(iv) to the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig, except for the expenses related to Excelsior that operated as a stand-alone entity. The special purpose statements of revenues and direct expenses of the product lines acquired may not necessarily be indicative of the financial performance that would have been achieved if the Product Lines had operated as an independent entity or under the Administrative and Corporate structure of any other entity or Group of entities. The special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig are prepared only to assist the Company in fulfilling a request from Marfrig Alimentos S.A., who acquired the Product Lines from the Company on June 11, 2012, except for Excelsior that was acquired on July 2, 2012, to provide special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig. As a result, the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig may not be suitable for another purpose.

São Paulo – August 13, 2012.

KPMG Auditores Independentes
CRC 2SP014428/O-6

Carla Bellangero
Accountant CRC 1SP196751/O-4

4

BRF - Brasil Foods S.A.

Special Purpose Statements of Revenues and Direct Expenses of the Product Lines Acquired

(In thousands in Reais)

	Three-months ended March 31, 2011	Three-months ended June 30, 2011	Three-months ended September 30, 2011	Three-months ended December 31, 2011	Twelve-months ended December 31, 2011	Three-months ended March 31, 2012
Net Revenues	450,941	454,075	461,803	563,456	1,930,275	507,731
Cost of Product lines' goods sold	(339,874)	(346,693)	(352,559)	(409,202)	(1,448,328)	(389,432)
Gross Profit	111,067	107,382	109,244	154,254	481,947	118,299
Direct Expenses						
Selling expenses	(70,984)	(74,021)	(78,570)	(95,129)	(318,704)	(81,063)
Other (expenses) income, net	(615)	(849)	(680)	(969)	(3,113)	(725)
Excess of Revenues over Direct Expenses	39,468	32,512	29,994	58,156	160,130	36,511

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BRF - Brasil Foods S.A.
Special Purpose Statements of Revenue and Direct Expenses of the Product Lines Acquired for the three-months ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and the year-ended December 31, 2011

Notes to statements of revenues and direct expenses of the product lines acquired by Marfrig Alimentos S.A.

(Amounts expressed in millions of Brazilian Reais, unless otherwise stated)

1 Description of the Transaction and Basis of Presentation

Description of the transaction
Brasil Foods S.A. ("BRF") and Marfrig Alimentos SA ("Marfrig"), in line with the requirements of the Administrative Council for Economic Defense ("CADE") as stated in the *Termo de Compromisso de Desempenho* (Performance Commitment Contract or "TCD ") finalized the Asset Swap Agreement ("the Agreement") between BRF and Marfrig and the following was executed:

1 total shares issued of Athena Foods SA, were acquired by Marfrig a company for which BRF had transferred the following assets, corresponding to a total production capacity of 666,000 tons:

a. all assets and rights related to the following processing plants:

Processing Plants	States	Activity
Tres Passos	Rio Grande do Sul	Pork slaughtering plants, processed food plant, finished goods processing, animal feed production, hatcheries and farms.
Brasilia	Distrito Federal	Poultry slaughtering plant, processed food plant, animal feed production, hatcheries and farms.
São Gonçalo	Bahia	Poultry slaughtering plant, processed food plant, animal feed production, hatcheries and farms.
Saltbo Veloso	Santa Catarina	Processed food plant
Bom Retiro do Sul	Rio Grande do Sul	Processed food plant
Lages	Santa Catarina	Processed food plant
Duque de Caixas	Rio de Janeiro	Processed food plant
Varzea Grande	Mato Grosso do Sul	Processed food plant
Valinhos	São Paulo	Processed food plant

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BRF - Brasil Foods S.A.
Special Purpose Statements of Revenue and Direct Expenses of the Product Lines Acquired for the three-months ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and the year-ended December 31, 2011

b. all assets and rights related to the following distribution centers:

Cities	States
Salvador	Bahia
Duque de Caxias	Rio de Janeiro
Campinas	São Paulo
Bauru	São Paulo
Brasilia	Distrito Federal
São Jose dos Pinhais	Parana
Riberao Preto	São Paulo
Cubatão	São Paulo

2 contracts with integrated producers related to poultry and pork currently used to attempt an uninterrupted supply of production related to item (1a) above were transferred to Marfrig;

3 trademarks to the brands Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudavel, Light & Elegant, Fiesta, Freski, Confiança, Doriana and Delicata, as well as all intellectual property related to these brands were acquired by Marfrig;

4 inventory and biological assets located at the processing plants and distribution centers noted in items 1 a) and 1 b) above.

5 the ownership interest held by Sadia, directly and indirectly, equivalent to 64.57% (sixty-four point fifty-seven per cent) in the capital stock of Excelsior Alimentos SA (Excelsior), was transferred to Marfrig on July 2, 2012.

Basis of Presentation

The accompanying special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig related to the brands Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana, Delicata and Excelsior (the "Product Lines"), which were not accounted for as a separate entity or as a separate division by BRF and subsequently were acquired by Marfrig, except for Excelsior that operated as a standalone entity. The accompanying special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig do not include the effects of the contracts entered into in connection with the Agreement.

Historical financial statements prepared in accordance with Accounting Practices Adopted in Brazil ("BR GAAP") or International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") have never been prepared for the Product Lines, except for Excelsior that operated as a standalone entity. During the periods presented, the Product Lines were not accounted for or operated as a separate entity or as a separate division under BRF´s operations, except for Excelsior that operated as a standalone entity. The accompanying special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig were prepared from the historical accounting records of BRF under BR GAAP and IFRS.

Certain indirect expenses, as further described in Note 2(iv), were not allocated to the Products Lines sold and have been excluded from the accompanying statements. Any attempt to allocate

7

BRF - Brasil Foods S.A.
Special Purpose Statements of Revenue and Direct Expenses of the Product Lines Acquired for the three-months ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and the year-ended December 31, 2011 these expenses would require significant and judgmental allocations, which would be arbitrary and may not be indicative of the performance of the Product Lines on a stand-alone basis, except for Excelsior that operated as a standalone entity. The special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig presented are not indicative of the results of operations of the Product Lines sold on a forward looking basis due to changes in the business and the omission of various operating expenses.

These special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig do not represent a complete set of financial statements reflecting the financial position, results of operations, shareholder's equity and cash flows of the Product Lines and are not necessarily indicative of the results of operations for the Product Lines going forward. The special purpose statements of revenue and direct expenses of the product lines assumed by Marfrig should be read in connection with the historical consolidated financial statements of BRF and Excelsior, respectively.

The accompanying special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig for the three month periods ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and for the year ended December 31, 2011 are unaudited but, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of the revenues and direct expenses of the product lines acquired by Marfrig for those periods.

The accompanying special purpose statement and interim statements of revenues and direct expenses of the product lines acquired by Marfrig are expressed in thousands of Brazilian Reais ("R$").

The special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig include the revenue, related cost of revenues, and expenses that directly relate to the Product Lines, as well as an allocation of costs that can be reasonably attributed to these products. Net revenues include deductions for product returns, rebates, and chargebacks. Direct expenses include depreciation and amortization, distribution expenses and other costs. Certain of these direct expenses include allocations, which were generally based on the acquired products percentage of net revenues to BRF´s total net revenues or a systematic allocation based on the number of products supported by the function for which costs were allocated. Allocated expenses include charges for labor, including manufacturing management, safety and regulatory support, depreciation and amortization, rent, utilities, advertising, accounting, cash management, legal, and external communications. No allocation has been made for corporate selling, general and administrative, net finance costs or income tax expenses as BRF considered such items to be corporate expenses and did not allocate them to individual businesses. Management of BRF believes the foregoing allocations are reasonable; however, the allocations are not necessarily indicative of the amounts which would have been incurred on a stand-alone basis, except for the amounts related to Excelsior since it operated as a stand-alone entity.

8

BRF - Brasil Foods S.A.
Special Purpose Statements of Revenue and Direct Expenses of the Product Lines Acquired for the three-months ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and the year-ended December 31, 2011

2 Significant Accounting Policies

i Use of Estimates

The preparation of the special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

ii Revenue Recognition

Revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts.

Revenue is recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise related to the title, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

Incentive programs and sales discounts are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

iii Cost of Product Lines' Sold

Consist of the cost of the Product Lines' sold, including raw materials, labor, cost of production, transport and storage. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense within operating expenses.

iv Direct Expenses

The caption "direct expenses" on the accompanying special purpose statements of revenues and direct expenses of the product lines acquired by Marfrig represents the total direct expenses, recorded on an accrual basis, related to the Product Lines sold in the Marfrig transaction. Not all of the selling, general and administrative expenses were recorded in accounts exclusively related to the Product Lines. Therefore, certain selling expenses related to the Product Lines, excluding Excelsior, were extracted from BRF´s accounts based upon specifically identifiable product codes associated with the activities of the Product lines and the remaining direct expenses were allocated based on a percentage of net revenue.

Direct expenses exclude certain allocated operating expenses such as, general and administrative expenses, income taxes and net finance costs since it is not practical for BRF´s management to reasonably estimate expenses such as these that would have resulted if the Product Lines had operated as an unaffiliated independent company. All direct expenses related to Excelsior, including general and administrative expenses, income taxes and net finance costs were included in the special purpose statements of revenues and direct expenses since it operated as a stand-alone entity.

The direct expenses are not necessarily indicative of the costs and expenses that would have been incurred had the Product Lines operated in a separate stand-alone company during the

9

BRF - Brasil Foods S.A.
Special Purpose Statements of Revenue and Direct Expenses of the Product Lines Acquired for the three-months ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and the year-ended December 31, 2011 periods presented. It is not practical for BRF´s management to reasonably estimate the direct expenses that would have been incurred and the Product Lines operated as an unaffiliated independent company.

v Other income (expenses), net

Other income (expenses), net relate to the direct expenses of Excelsior, which include general and administrative expenses, other operational income and expenses, net finance costs, income tax and social contribution expenses and non-controlling interests.

3 Transition Services and Agreements

The effects of the contracts entered into in connection with the Agreement are not included in the special purpose statements of revenue and direct expenses of the product lines acquired by Marfrig.

4 Geographic Information

Product revenues are solely attributable to Brazil.

5 Contingencies

The activities of the Product Lines are subject to potential claims and litigation in the normal course of operations from the date of acquistion. BRF management does not believe that any liability resulting from any pending or threatened litigation will have a material adverse effect on the operations or financial results of the sale of Product Lines to Marfrig.

6 Additional information

General and administrative expenses

The general and administrative expenses were not included in the statements of revenues and direct expenses of the product lines acquired by Marfrig as described in note 1 and 2 (iv).

Despite of the special purpose statements of revenues and direct costs of treating direct expenses, BRF has decided for informational purposes, the value of general and administrative expenses in the respective periods, measured according to the criteria described below:

Three-month period ended:	
03/31/2011	7,666
06/30/2011	7,719
09/30/2011	7,851
12/31/2011	9,579
03/31/2012	8,631
Year ended 12/31/2011	32,815

The general and administrative expenses were estimated considering the percentage of general and administrative expenses on the consolidated net revenues of BRF. The percentage was applied to the net revenues of the product lines acquired by Marfrig

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BRF - Brasil Foods S.A.
Special Purpose Statements of Revenue and Direct Expenses of the Product Lines Acquired for the three-months ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and the year-ended December 31, 2011

Depreciation and amortization
The direct costs of the product lines acquired by Marfrig include depreciation and amortization, which were estimated for the periods, as shown below:

Three-month period ended:	
03/31/2011	14,881
06/30/2011	14,984
09/30/2011	15,240
12/31/2011	18,594
03/31/2012	16,755
Year ended 12/31/2011	63,699

The general and administrative expenses were estimated considering the percentage of general and administrative expenses on the consolidated net revenues of BRF. The percentage was applied to the net revenues of the product lines acquired by Marfrig

7 Subsequent Events

On June 11, 2012 BRF and Marfrig finalized the Agreement. The revenues and direct expenses of the product lines acquired by Marfrig for the two months ended May 31, 2012 were as follows:

	Two-months ended May 31, 2012
Net revenues	**320,410**
Cost of product lines goods sold	(257,799)
Gross expenses	**62,611**
Selling expenses	(55,559)
Other (expenses) income, net	(513)
Excess of revenues over direct expenses	6,539

In addition, as stipulated in the Agreement, BRF´s ownership interest held by Sadia, directly and indirectly, equivalent to 64.57% (sixty-four point fifty-seven per cent) in the capital stock of Excelsior, was transferred to Marfrig on July 2, 2012. The revenues and direct expenses of the Excelsior month ended June 30, 2012 were as follows:

	Month ended June 30, 2012
Net Revenues	**43,367**
Cost of Product lines goods sold	(31,131)
Gross Profit	**12,236**
Selling expenses	(8,903)
Other (expenses) income, net	(1,389)
Excesso f revenues over direct expenses	1,944

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 14, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director